Arcum Partners

Financial Statements

For fiscal year ending December 31, 2021

(unaudited)

Arcum Partners
Income Statement

	2020	2021
Income		
Revenue	21,274.00	6,511.25
Other Income	2,000.00	20,773.75
Total Income	23,274.00	27,285.00
Expenses		
Operating Expense	(787.86)	(2,719.18)
Wages	(17,384.00)	(25,882.30)
Conference Expense	(93.80)	(1,379.52)
Meals and Entertainment	(652.27)	(3,615.05)
Travel Expenses	(218.29)	(1,460.52)
Healthcare Expenses		(559.77)
Fees and Licenses	(67.70)	(465.00)
Miscellaneous Expenses	(495.27)	(620.54)
Total Expenses	(19,699.19)	(36,701.88)
Net Income (Loss)	**3,574.81**	**(9,416.88)**

Arcum Parterns
Statement of Retained Earnings

	2020	2021
Retained Earnings as of December 31 of Prior Year	6,116.24	9,691.05
Add: Net Income (Loss)	3,574.81	(9,416.88)
Retained Earnings	9,691.05	274.17

Arcum Partners
Balance Sheet
December 31, 2020

Assets		**Liabilites**	
Cash	12,641.05	Loans Payable	1,000.00
		Shareholders Equity	
		Owners Investments	1,950.00
		Retained Earnings	9,691.05
Total Assets	12,641.05	**Total Liabilties and Stockholders' Equity**	12,641.05

Arcum Partners
Balance Sheet
December 31, 2021

Assets		**Liabilites**	
Cash	2,224.17	Loans Payable	-
		Shareholders Equity	
		Owners Investments	1,950.00
		Retained Earnings	274.17
Total Assets	2,224.17	**Total Liabilties and Stockholders' Equity**	2,224.17

Arcum Parterns
Statement of Cash Flow

	2020	2021
Cash Flow from Operations		
Net Income (Loss)	3,574.81	(9,416.88)
Net Cash Flow from Operating Activities	3,574.81	(9,416.88)
Cash Flow from Financing Activities		
Business Grants	2,000.00	
Changes in Loans Payable		(1,000.00)
Net Cash Flows from Financing Activities	2,000.00	(1,000.00)
Cash at Beginning of Period	5,116.24	10,691.05
Net Increase (Decrease) In Cash	5,574.81	(10,416.88)
Cash at End of Period	**10,691.05**	**274.17**

Arcum Partners

Notes to the Financial Statements

1. Organization and Purpose
   Arcum Partners (the "company") is a company organized under the laws of the State of Georgia. The company is a data analytics company within the payments industry

2. Summary of Significant Accounting Policies
   a. Basis of Accounting
      The company prepares its financials in accordance to the generally accepted accounting principles (GAAP).
   b. Fiscal Year
      The company operates on a 52 week basis with fiscal ending on December 31, 2021.
   c. Fees and Licensing
      Expenses include the fees for filing the corporate licensing and legal fees that required
   d. Other income
      Other income consisted of cash put into the company from the owners personal wealth. It also includes the PPP loan and Covid-19 Economic Disaster loan, which were both forgiven in full